News Release

Brascan Announces the Listing of its
Class A Preference Shares, Series 13 and 14 on the TSX

Toronto, January 21, 2005 – Brascan Corporation (NYSE: BNN, TSX: BNN.LV.A) announced today that its Class A Preference Shares, Series 13 and Series 14, will be listed for trading on the Toronto Stock Exchange under the symbols BNN.PR.K and BNN.PR.L, at the opening on Monday, January 25, 2005.

These two series of preference shares were exchanged on a one-for-one basis for the publicly traded preferred shares of Brascan Financial Corporation in conjunction with the recently announced amalgamation of that company with Brascan Corporation.

Details on these new issues are set out below:

Brascan Corporation Class A Preference Shares, Series 13

Stock symbol BNN.PR.K (TSX)
CUSIP number 10549P 82 0
Issued and outstanding 9,999,000

Issued in exchange for the Floating Rate Class I Preferred Shares, Series A (BNF.PR.A) and the Class II Preferred Shares, Series Three (BNF.PR.C) of Brascan Financial Corporation.

Certificates representing these preferred shares of Brascan Financial continue to represent the corresponding Brascan Series 13 Preference Shares, until replaced against transfer.

Brascan Corporation Class A Preference Shares, Series 14

Stock symbol BNN.PR.L (TSX)
CUSIP number 10549P 83 8
Issued and outstanding 665,000

Issued in exchange for the Floating Rate Class II Preferred Shares, Series Two (BNF.PR.B) of Brascan Financial Corporation.

Since the Brascan Series 14 Preference Shares, like the Series Two Preferred Shares of Brascan Financial, trade under the book entry system, holders of these shares do not need to take any action in regard to this exchange.

The Brascan Series 13 and 14 Preference Shares are identical in all material respects to the preferred shares of Brascan Financial Corporation for which they have been exchanged. Summary information on the Series 13 and 14 Preference Shares can be found on Brascan’s web site under www.brascancorp.com/InvestorCentre/stockinfo.html.

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Brascan Corporation is an asset management company, with a focus on property, power and other infrastructure assets. The company has direct investments of $19 billion and a further $7 billion of assets under management. This includes 70 premier office properties and over 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbols BNN and BNN.LV.A respectively. For more information, please visit our web site at www.brascancorp.com.

Contacts:

Brascan Corporation
Katherine C. Vyse
SVP, Investor Relations and Communications
Tel: 416-369-8246
Email: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.